Exhibit (a) (1) (J)

Press Release January 24, 2006

Ericsson completes cash tender offer for Redback Networks

Ericsson (NASDAQ:ERIC) today announced the completion of the tender offer by its indirect wholly-owned subsidiary, Maxwell Acquisition Corporation, for all outstanding shares of Redback Networks Inc. (NASDAQ:RBAK) at a price of USD 25.00 per share in cash.

The tender offer expired at midnight, eastern US time, on Tuesday, January 23, 2007.

The depositary for the tender offer has advised Ericsson that, as of the expiration of the tender offer, approximately 71,449,547 shares (including 6,947,508 shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the tender offer, representing in excess of 90% of Redback’s issued and outstanding shares. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.

Ericsson intends to complete the acquisition of Redback through a short-form merger as soon as practicable. If necessary, Ericsson intends to exercise its option under the merger agreement to purchase newly issued Redback shares in order to ensure ownership of at least 90 percent of the outstanding Redback shares to complete the short-form merger. In the short-form merger, all outstanding Redback shares not purchased in the tender offer will be converted into the right to receive USD 25.00 per share in cash.

NOTES TO EDITORS:

Link to previous press releases related to Redback acquisition

http://www.ericsson.com/ericsson/press/releases/20061220-1094314.shtml

http://www.ericsson.com/ericsson/press/releases/20061227-1095346.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 0858

E-mail: investor.relations.se@ericsson.com

Investor Relations, North America

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

Redback Networks Media

Doug Wills

Phone: +1 408 750 5038

E-mail: dwills@redback.com

Investor Relations

Phone: +1 408 750 5505

E-mail: investor_relations@redback.com

About Redback

Redback Networks Inc. manages 50 million broadband connections for 15 of the top 20 telephone carriers worldwide. Redback’s multi-service routing platform delivers next-generation broadband services such as VoIP, IPTV and video-on-demand. Redback Networks has more than 500 carrier customers worldwide and is based in San Jose, California, the US. In 2006, Redback marks its 10-year anniversary, celebrating 10 years of broadband innovation. For more information, visit Redback Networks at www.redback.com.

Forward-looking statements

Any statements made regarding the proposed transaction between Ericsson and Redback, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings and any other statements contained in this news release that are not purely historical fact are forward-looking statements, which involve a number of risks and uncertainties. These statements are based on Ericsson’s and Redback’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Redback into Ericsson’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Redback; and adverse reactions to the proposed transaction by customers, suppliers and strategic partners. Redback and Ericsson are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Ericsson and Maxwell Acquisition with the SEC on December 22, 2006, as amended. In addition, Redback filed a Solicitation/Recommendation Statement on Schedule 14D-9 on December 22, 2006, as amended, with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to MacKenzie Partners, Inc., the information agent for the tender offer, at 105 Madison Avenue, New York, New York 10016, or by calling toll free (from USA) at (800) 322-2885. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.